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INTERNATIONAL URANIUM CORPORATION
1320-885 WEST GEORGIA STREET
VANCOUVER, BC CANADA V6C 3E8
TELEPHONE: (604) 689-7842
FAX (604) 698-4250

NEWS RELEASE

MULTI-MILLION US$ FUSRAP ALTERNATE FEED CONTRACT AWARDED
URANIUM INVENTORY SALE GENERATES US$6.2 MILLION

OCTOBER 10, 2000 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION (the "Company") is pleased to announce that it has sold all of its existing inventory of 565,000 pounds of uranium, along with its existing uranium sales contracts for net proceeds of US $6.2 million. This brings IUC's current cash position to US $12 million. Receivables over the next three months will bring in an additional US $1.6 million. IUC realized better than market prices for the inventory when combined with the uranium contracts.


In addition, IUC is pleased to announce that it has been awarded its third multi-million U.S. dollar FUSRAP (Formerly Utilized Sites Remedial Action Program) contract, for the processing and disposal of approximately 75,000 tons of material from the Linde site in Tonawanda, New York. This material is currently being received at IUC's White Mesa Mill, located in Blanding, Utah. In addition to the Linde material, IUC continues to receive material from the Ashland 1 FUSRAP site, and to date has received over 120,000 tons. IUC is vigorously pursuing other alternate feed projects and continues to evaluate other potential opportunities for the Company.

Headquartered in Denver, IUC is engaged in the business of processing uranium-bearing materials to recover the uranium and other metals as an environmentally superior alternative to the direct disposal of these materials.

ON BEHALF OF THE BOARD


/s/ Ron F. Hochstein

Ron F. Hochstein
President








For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842